CONVERSION AGREEMENT

This Agreement executed on January 10, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and DataMed Devices, LLC. (the "Consultant"), with an address at 22022 Apache Dr., Lake Forest, CA 92630.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultant will render his professional services to the Company in accordance with the Services Proposal Agreement between the Parties submitted to the Company on January 10, 2005. The Consultant has submitted to the Company an estimated project budget totaling $28,895 (twenty-eight thousand eight hundred ninety-five dollars). The Parties hereby agree to convert $28,895 (twenty-eight thousand eight hundred ninety-five dollars), the full amount of this future obligation of the Company, into 28,895 (twenty-eight thousand eight hundred ninety-five) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)              THE CONSULTANT (DATAMED DEVICES, LLC.)

/s/ Chaslav Radovich
--------------------------------          --------------------------------
Chaslav Radovich                          Kathryn L. Tsang
President/CEO